The following resolutions were duly adopted by the Board of Directors of the Registrant and have not been modified or rescinded.

RESOLVED:	Legg Mason Partners Fund Advisor, LLC (“LMPFA”) has agreed to waive its annual management fee, which is paid monthly in an amount equal to 1.25% of the average daily value of the Fund’s net assets. The Board approves and agrees to this arrangement, subject to the following:

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That this arrangement will continue until April 30, 2022, unless modified or terminated prior to that date by agreement of LMPFA and the Board, and that this arrangement may be terminated at any time after such date by LMPFA; and further

•	That LMPFA is not permitted to recapture amounts waived.